

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 27, 2016

<u>Via E-Mail</u>
Gordon G. Pratt
Chief Executive Officer
1347 Capital Corp.
150 Pierce Road, 6th Floor
Itasca, IL 60143

> **Re: 1347 Capital Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 19, 2016**
> **File No. 333-210772**

Dear Mr. Pratt:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2016 letter.

<u>Proposal No. 2 – Approval of the Second Amended and Restated Certificate of Incorporation, page 92</u>

1. We note your response to comment 17 in our letter dated May 11, 2016. Please file the form of proxy card.

<u>Legal Proceedings, page 110</u>

2. Please revise to describe the factual basis underlying the plaintiffs' claim that the merger is a transaction not permitted under the amended and restated articles of incorporation and that the proxy statement is incomplete and misleading. See Item 103 of Regulation S-K.

Unaudited Pro Forma Condensed Combined Information, page 166

3. Please also provide a Pro Forma Condensed Combined Statement of Operations and Comprehensive Income for the year ended December 31, 2015. Refer to Rule 11-02(c) of Regulation S-X.

4. We note your response to comment 25 in our letter dated May 11, 2016. Please address the following:

- Given the different settlement alternatives given to option holders, including a cash-out option, please help us better understand why the overall mix of aggregate consideration remains the same and is unaffected by such elections or settlements;

- Please tell us what consideration was given as to whether the fair value of the consideration transferred to settle the options exceeds the fair value of the options being settled with any excess fair value being recorded as compensation expense; and

- It appears that some of the options being settled include unvested options. Please address what consideration was given as to whether a portion of the settlement consideration should be attributed to post-combination service.

  Refer to ASC 805-30-55-10 and ASC 805-30-55-23 through 55-24

Financial Statements for 1347 Capital Corp.

General

5. We note the new legal matter disclosed on page 110. Please tell us what consideration you gave to providing disclosures related to this matter pursuant to ASC 450-20-50.

Financial Statements for Limbach Holdings LLC and Subsidiaries

Notes to the Financial Statements

Joint Ventures, page F-36

6. We note your response to comment 34 in our letter dated May 11, 2016. We continue to have difficulty understanding how you are accounting for your joint venture. You indicate that you apply the equity method of accounting as defined in ASC 323 to account for your joint ventures. You also indicate that all revenues and expenses and the related contract assets and liabilities related to Limbach's sub-contract are recorded within your statement of operations and balance sheet, similarly to any other construction project. Please address the following:

- Please help us better understand how you are applying the equity method pursuant to ASC 323-10-35 as it does not appear that you are recognizing your share of the earnings or losses of the investment. Rather it appears that you are just recording revenues related to subcontracts that you enter into related to the joint venture;

- Please tell us how these joint ventures are reflected on your financial statements for each period presented by telling us the specific line items and corresponding amounts reflected in each line item;

- Please help us better understand how significant these joint ventures are by telling us the amounts of revenues and earnings recorded by you and your joint venture partner for each period presented related to this joint venture; and

- Please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N which addresses what the impact would be to each of your financial statements if you had recognized your share of the earnings or losses of the investment when taking into consideration both partners sub-contracts. For the cash flow statement, please separately address the presentation of the earnings amounts from the advances to joint ventures amounts reflected in investing activities.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
     Joel L. Rubinstein, Esq.